Exhibit 4.9

Description of the Registrant’s Common Stock

Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

WestRock Company (“WestRock”, the “Company” or “our”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock.

Description of Capital Stock

The following description of WestRock Company’s common stock is based on and qualified by the Company’s Amended and Restated Certificate of Incorporation (the “Charter”) and Amended and Restated Bylaws (the “Bylaws”).  See the Charter and the Bylaws, both of which are filed as exhibits to this annual report on Form 10-K, for a complete description of the terms and provisions of the Company’s common stock.

Authorized Capital Stock

Our authorized capital stock consists of 600,000,000 shares of common stock, par value $0.01 per share (“Common Stock”), and 30,000,000 shares of preferred stock, par value $0.01 per share (“Preferred Stock”).  The outstanding shares of Common Stock are duly authorized, validly issued, fully paid and non-assessable.

The Charter permits the Company’s Board of Directors (the “Board”), without further action by the stockholders, to issue authorized Preferred Stock in one or more series with such designations, powers, preferences, special rights, qualifications, limitations and restrictions as the Board may determine from time to time. There are no shares of Preferred Stock currently outstanding.

Voting Rights

Holders of Common Stock are entitled to one vote per share on all questions presented to the stockholders. Subject to the express terms of the Preferred Stock, holders of Common Stock have the exclusive right to vote for the election of directors and for all other purposes. Except as otherwise required by law, all other matters are to be decided by a vote of a majority of votes cast by the holders of Common Stock entitled to vote and present in person or represented by proxy. Our stock does not have cumulative voting rights with respect to the election of directors. The Board is declassified and each director stands for election every year.

Dividend Rights

Subject to the rights of holders of outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive dividends as may be declared from time to time by the Board out of funds legally available for the payment of dividends.

Liquidation Rights

Holders of Common Stock will share pro rata, upon any liquidation or dissolution of the Company, in all remaining assets available for distribution to stockholders after payment or providing for the Company’s liabilities and the liquidation preference of any outstanding Preferred Stock.

Other Rights and Preferences

Our Common Stock has no redemption or sinking fund provisions or preemptive, conversion or exchange rights.

Listing

Our Common Stock is traded on the New York Stock Exchange under the trading symbol “WRK”.

Certain Anti-Takeover Effects

Certain provisions in our Charter, Bylaws and the Delaware General Corporation Law (“DGCL”) may have the effect of delaying, deferring or preventing a change in control of the Company.

Structure of Board.  The Board is declassified and each director stands for election every year. In accordance with our Bylaws, the Board consists of a number of directors determined only by resolution adopted by the Board. Any vacancies on the Board and any newly created directorships resulting from an increase in the authorized number of directors are permitted to be filled only be a majority vote of the directors then in office. This provision could prevent a stockholder from obtaining majority representation on the Board by allowing the Board to enlarge the Board and fill the new directorships with the Board’s own nominees.

Advance Notice of Proposals and Nominations. Our Bylaws provide for an advance notice procedure for stockholders to nominate persons to stand for election as a director or to bring other business before meetings of our stockholders. Any stockholder wishing to nominate persons to stand for election as a director or to bring other business before meetings must deliver advance written notice and certain other information to our Secretary in accordance with our Bylaws.

Limits on Special Meetings. Our Bylaws provide that special meetings of our stockholders may only be called under certain circumstances described therein. Business transacted at any special meeting will be limited to the purposes specified in the notice calling such meeting.

Preferred Stock. Our Board is authorized to approve the issuance of one or more series of Preferred Stock without further authorization of our stockholders and to fix the number of shares, designations, powers, preferences, special rights, qualifications, limitations and restrictions of any series of Preferred Stock. As a result, our Board, without stockholder approval, could authorize the issuance of Preferred Stock with voting, conversion and other rights that could proportionately reduce, minimize or otherwise adversely affect the voting power and other rights of holders of Common Stock or other series of Preferred Stock or that could have the effect of delaying, deferring or preventing a change in our control.

Takeover Statutes. Section 203 of the DGCL generally prohibits “business combinations”, including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless: (i) the board of directors of the target corporation has approved, before the acquisition time, either the business combination or the transaction that resulted in the person becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owns at least 85% of the corporation’s voting stock (excluding shares owned by directors who are officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer) or (iii) after the person or entity becomes an interested stockholder, the business combination is approved by the board of directors and authorized at a meeting of stockholders by the affirmative vote of at least 66-2/3% of the outstanding voting stock now owned by the interested stockholder.  Section 203 of the DGCL applies to the Company.

Exclusive Forum. Our Bylaws provide that, unless the Company consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of the Company to the Company or our stockholders, (iii) any action asserting a claim against the Company or any director or officer or other employee of the Company arising pursuant to any provision of the DGCL, our Charter or our Bylaws, or (iv) any action asserting a claim against the Company or any director or officer or other employee of the Company governed by the internal affairs doctrine will be a state court located within the State of Delaware (or, if no state court within the State of Delaware has jurisdiction, the federal district court for the District of Delaware).